NXT Announces Changes to the Board of Directors and the Granting of Incentive Stock Options

CALGARY, ALBERTA, July 25, 2011- NXT Energy Solutions Inc. (“NXT” or “the Company”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), today announced that Mr. Doug Rowe has stepped down from NXT’s Board of Directors effective immediately and Mr. John Agee has accepted the appointment as the new Board member.

“We are delighted to have a director of Mr. Agee’s caliber join our Board,” said George Liszicasz, NXT’s President and CEO. “As NXT continues to grow into a market-leading organization, the need for a seasoned professional in financial and governance matters at the Board level is essential. We also wish to extend our sincere gratitude to Mr. Rowe for his long-term service as a director and integral advisor to the Company, and we wish him the best of luck in his future endeavors.”

Mr. Agee commented “I am very excited to join NXT’s Board and assist the Company in realizing the tremendous market potential of their unique SFD survey technology.”

Mr. Agee recently retired from a successful career, during which he spent over 25 years in senior executive positions with three separate and prominent US families. Most recently he worked with the Carlson Family in Minneapolis, MN (owners of Radisson, Country Inns and Suites, and TGI Friday's). Prior to that, Mr. Agee worked for the Steve Case Family in Washington, DC (Steve Case is the founder of America Online), and the Gerald Rauenhorst Family in Minneapolis, MN (the Rauenhorst family owns Opus Corporation, a national real estate development company.) During this 25 year period Mr. Agee also served on numerous private, public, and non-profit Boards. Mr. Agee currently consults part-time in matters related to wealth management and is a CPA (inactive).  Mr. Agee holds an MBA from the University of Minnesota and a BA from St. John's University, Collegeville, MN. Mr. Agee resides in Minnesota

In conjunction with his appointment to the Board, the Company has granted Mr. Agee 120,000 incentive stock options (“Options”).

In addition, the Company has granted 150,000 Options to new CFO, Mr. Greg Leavens, 80,000 Options to existing officers and 154,800 to employees and advisors. The Options were issued at an exercise price of Cdn. $1.16 per Option and will vest over a three (3) year period and expire five (5) years after the date of grant. The Options were granted in accordance with the Company’s Stock Option Plan.

About NXT

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore. NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration. SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes a forward-looking statement.  When used in this document, words such as “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

George Liszicasz CEO and President	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 — 3rd Street, S.W., Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, AB, Canada T2P 3C4
Tel: (403) 264-7020	Tel: (403)218-2833
Fax: (403) 264-6442	jdietz@equicomgroup.com
nxt_info@nxtenergy.com
www.nxtenergy.com

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